Filed by US Airways Group, Inc.

Commission File No. 001-8444

Pursuant to Rule 425 Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-6

Under the Securities Exchange Act of 1934

Subject Company: US Airways Group, Inc.

Commission File No. 001-8444

US AIRWAYS
American

June 26, 2013 › Issue 19

Arrivals

A joint merger communication for employees of the new American

Creating a premier global carrier

Doing Business the Right Way

Being a good corporate citizen isn't just a trend for American Airlines and US Airways; it's a core responsibility taken seriously by both airlines. Corporate citizenship goes hand in hand with how we operate. Our people are passionate about providing exceptional customer service, acting as positive stewards to the environment, supporting the communities in which we live and serve, and making our companies a place where we all enjoy working. Here are a few recent highlights to celebrate.

American Airlines



American's employee volunteers host festive airport send-off parties for families of fallen military for the annual Snowball Express trip.

Customers: Last year, we made more than 20 network announcements, including American's expanded international service to Latin America, Mexico, Europe and Asia, and introduced new or expanded alliances with 13 airlines.

Environment: Together with Boeing, American successfully piloted the 737-800 ecoDemonstrator program for reduced fuel consumption and noise, and provided a new 737-800 for flight testing that took place in fall 2012.

Community: As the official airline of Snowball Express, American and American Eagle provide air travel for children and spouses of fallen military heroes to the annual Snowball Express trip each December. For the past seven years, hundreds of employees volunteer to assist with the all-expense-paid series of events and activities. In 2012, the event was attended by nearly 1,800 children and family members, and supported by more than 1,000 American Airlines/American Eagle volunteers in 36 cities.

Our People: In 2012, American made safety refresh training available to all of our people and a requirement for all of our frontline managers. Additional safety training is being delivered in 2013 to ensure that managers who are new to their positions are well-informed and actively engaged in promoting safe and responsible work practices.

US Airways


Appreciate
Our
Volunteers!
Thanks For All That You Do.

US Airways employees are all smiles at a volunteer event for the Second Harvest Food Bank of Metrolina in North Carolina.

Customers: Last year, more than 27 network improvements or additions were announced, including expanded transatlantic service from Charlotte (CHL) to London Heathrow (LHR).

Environment: Last year, US Airways' Green Team programs promoting environmental sustainability achieved $3.1 million in savings year over year (YOY) by safely reducing arrival fuel, achieved $1.2 million in savings YOY by reducing excess fuel during the aircraft fueling process and diverted 7 million pounds of recyclable waste from landfills.

Community: Our investment of time and philanthropic gifts totaled more than $9 million in 2012. Through US Airways Do Crew – our volunteer program and the cornerstone of our community relations initiatives – our employees clocked thousands of hours of community service last year with organizations like Habitat for Humanity and the Second Harvest Food Bank.

Our People: In 2012, US Airways continued its strong tradition of communicating with employees through 50 issues of About US, 21 US News Now bulletins, 22 Crew News sessions, two international Town Hall meetings, eight Labor Leader meetings, monthly leadership meetings and quarterly State of the Airline webcasts.

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It’s All Part of the Plan

All integration planning teams and company officers will gather in Dallas-Ft. Worth this week for a two-day master planning session. The session will provide planning teams with an overall integration planning update, a discussion of Day One (merger close) and a focus on preparing for near-term major milestones for the first four to six months after close.

While many of the planning teams have met with the Integration Management Office leads each week to provide status updates, this is the first time since the initial planning kick-off meeting in April that all 29 teams are back together.

In the meantime, smaller working sessions have taken place for the commercial, customer and operations planning groups. These sessions help shape a master timeline, but also highlight areas where teams need to work with one another to successfully prepare to meet deadlines, minimize customer and employee disruption, equip employees with the tools and information needed to assist our customers, and allow the combined company to retain and capture value after the close.

Stay tuned to Arrivals for more integration updates . . . the new American is arriving soon!

Quick Q&A

Q: What’s the latest on the rollout of our new Pass Travel Policy after we complete the merger?

A: Teams from American and US Airways have been hard at work comparing policies at both carriers and evaluating how other airlines have implemented pass travel plans following their mergers.

This work is being done in consultation with the Human Resources IMO team and advisors from each company’s technology and revenue management groups. We know this topic is top of mind for many team members and we are committed to keeping you updated on the rollout of the new Pass Travel program. Stay tuned!

is fast approaching, and we want to hear your best and most patriotic memories of our nation’s birthday. Which airport has the best hot dogs? Where’s the best place in the country to fly to for fireworks? Share your stories with us at corporate.communications@usairways.com and/or corp.comm@aa.com.

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New Places, New Faces

American: Dublin, Ireland (DUB)



The Liffey Bridge, more commonly known as the Ha'penny Bridge directs pedestrians to Temple Bar, the cultural heartland of Dublin.

The Journey

› Airport: Dublin Airport

› Get there nonstop from Chicago O'Hare International Airport (ORD) or John F. Kennedy International Airport (JFK).

› American offers one daily, nonstop round-trip flight between ORD and DUB, and on June 12, we added a new daily nonstop, round-trip flight between JFK and DUB which will operate as a part of our Atlantic joint business with British Airways and Iberia.

› With an 11:25 a.m. arrival at JFK and a 6:55 p.m. departure from JFK, this daily flight makes a one-day trip to New York a real possibility for business travelers.

› Customers on this flight will have access to the customs pre-clearance facility at DUB, saving time upon arrival at JFK.

The Destination

› Official Language: English

› Population: 1,273,069

Fun Facts

› Dublin is the capital city of the Republic of Ireland, poetically referred to as "The Emerald Isle," and its name comes from the Irish phrase "Dubh Linn," meaning "Black Pool."

› The St. James's Gate Brewery has brewed Guinness since 1759, when Arthur Guinness signed a 9,000-year lease. After touring the seven-story brewery, enjoy a pint of Guinness at the GRAVITY® Bar while taking in panoramic views of the city.

› Looking for an easy way to see Dublin's top spots? Try the Dublin Bus "Hop On Hop Off" tour, which lets you explore Dublin's attractions at your leisure.

› Dive into the heart of historic Dublin with a tour of Dublin castle, which has hosted the inauguration of every Irish president.

US Airways: Glasgow, Scotland (GLA)



Glasgow is home to Scotland's three largest "football" stadiums, including Celtic Park, and one of the most famous rivalries in sports - Celtic and Rangers.

The Journey

› Airport: Glasgow International Airport

› Get there nonstop from Philadelphia (PHL) International Airport.

› Aircraft: Boeing 757-200

› Seasonal service to Scotland's largest city began in May and ends October 25.

The Destination

› Official Language: English is the official language, but Scottish Gaelic is also spoken by some residents.

› Population: Glasgow proper has 584,240 "Glaswegians" and the Clyde Valley area has 1,755,310 residents.

Fun Facts

› Founded in the sixth century, Glasgow means 'dear green place,' recognizing the city's 90 parks and recreational spots and thirteen of Glasgow's twenty museums in the city offer free admission!

› Glasgow's streets are lined with Victorian structures and its Lighthouse building features cutting edge architecture and design.

› Glasgow's city buses and trains can take you to seven local shopping centers or an hour ride up to Loch Lomond, one of Scotland's freshwater lakes. Don't worry, Nessie, the famous Loch Ness monster roams further north!

› You can thank some famous Glaswegians and Scots for your safe travels and your viewing pleasures; Sir Robert Alexander Watson-Watt invented radar during World War II, and John Logie Baird invented television.

› Legend has it that Merlin, King Arthur's magician hailed from Glasgow.

› The famed St. Andrew's golf course is just 117 km or 72 miles from Glasgow, a good day trip! Fore!

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Legal Lingo

Following is legal language, which we’re required to print on each internal and external publication related to the merger.

Cautionary Statement Regarding Forward-Looking Statements

This document includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of

1995. These forward-looking statements may be identified by words such as “may,” “will,” “expect,” “intend,” “anticipate,” “believe,” “estimate,” “plan,” “project,” “could,” “should,” “would,” “continue,” “seek,” “target,” “guidance,” “outlook,” “forecast” and other similar words. These forward-looking statements are based on AMR’s and US Airways’ current objectives, beliefs and expectations, and they are subject to significant risks and uncertainties that may cause actual results and financial position and timing of certain events to differ materially from the information in the forward-looking statements. The following factors, among others, could cause actual results and financial position and timing of certain events to differ materially from those described in the forward-looking statements: the challenges and costs of the proposed transaction, including integrating operations and achieving anticipated synergies; the price of, market for and potential market price volatility of common stock of the ultimate parent entity following the closing of the proposed transaction; significant liquidity requirements and substantial levels of indebtedness of the combined company following the closing; potential limitations on the use of certain tax attributes following the closing; failure of the proposed transaction to be completed; and other economic, business, competitive, and/or regulatory factors affecting the business of the combined company after the closing and the businesses of US Airways and AMR generally, including those set forth in the filings of US Airways and AMR with the SEC, especially in the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections of their respective annual reports on Form 10-K and quarterly reports on Form 10-Q, their current reports on Form 8-K and other SEC filings, including the registration statement and the proxy statement/prospectus related to the proposed transaction. Any forward-looking statements speak only as of the date hereof or as of the dates indicated in the statements. Neither AMR nor US Airways assumes any obligation to publicly update or supplement any forward-looking statement to reflect actual results, changes in assumptions or changes in other factors affecting these forward-looking statements except as required by law.

Permission to use quotes neither sought nor obtained. American Airlines and US Airways do not, by their reference to or distribution of these statements, imply their endorsement of or concurrence with the opinions, conclusions or recommendations quoted above.

Arrivals June 26, 2013 ISSUE 19 Past issues available on new Jetnet and Wings

Additional Information and Where to Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. AMR Corporation (“AMR”) has filed with the Securities and Exchange Commission

(“SEC”) a registration statement on Form S-4, which includes a proxy statement of US Airways Group, Inc. (“US Airways”) that also constitutes a prospectus of AMR, and US Airways has filed with the SEC its definitive proxy statement on Schedule 14A. AMR and US Airways have mailed the proxy statement/ prospectus to US Airways security holders. INVESTORS AND SECURITY

HOLDERS OF US AIRWAYS ARE URGED TO READ THE PROXY STATEMENT/ PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders may obtain free copies of the proxy statement/prospectus and other documents containing important information about AMR and US Airways through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by US Airways can be obtained free of charge on US Airways’ website at www.usairways.com or by directing a written request to US Airways Group, Inc., 111 West Rio Salado Parkway, Tempe, Arizona 85281,

Attention: Vice President, Legal Affairs. Copies of the documents filed with the

SEC by AMR can be obtained free of charge on AMR’s website at www.aa.com or by directing a written request to AMR Corporation, P.O. Box 619616, MD 5675, Dallas/Fort Worth International Airport, Texas 75261-9616, Attention: Investor Relations or by emailing investor.relations@aa.com.

US Airways, AMR and certain of their respective directors, executive officers and certain members of management may be deemed to be participants in the solicitation of proxies from the stockholders of US Airways in connection with the proposed transaction. Information about the directors and executive officers of US Airways is set forth in its Annual Report on Form 10-K/A, which was filed with the SEC on April 16, 2013, and the proxy statement/prospectus related to the proposed transaction. Information about the directors and executive officers of AMR is set forth in its Annual Report on Form 10-K/A, which was filed with the SEC on April 16, 2013, and the proxy statement/ prospectus related to the proposed transaction. These documents can be obtained free of charge from the sources indicated above.

Stay in the Know

We’ll continue sending you updates to keep you informed. In the meantime, please visit:

New Jetnet (newjetnet.aa.com) or Wings (wings.usairways.com) www.newAmericanarriving.com – a website dedicated to the new American Airlines Follow us on Twitter at @AmericanAir, @USAirways and @USemployees, and on Facebook (AmericanAirlines and US Airways)

Questions: corp.comm@aa.com or corporate.communications@usairways.com

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